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                              UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                           (Amendment No. 1)*

                            News Communications, Inc.
---------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
---------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    652484601
                   -----------------------------------
                                 (CUSIP Number)

                              Paul J. Pollock, Esq.
                             Piper & Marbury L.L.P.
                           1251 Avenue of the Americas
                          New York, New York 10020-1104
                                 (212) 835-6280
---------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                  July 28, 1999
                --------------------------------------------
           (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 11 pages)


-----------------
      1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         SEC 1746 (12-91)

                                                          SCHEDULE 13D

CUSIP No.  652484601                                  Page 2 of 11 Pages
---------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Jerry Finkelstein
---------------------------------------------------------------------------
---------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) |X|
                                                                    (b) |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
3   SEC USE ONLY
---------------------------------------------------------------------------
---------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
---------------------------------------------------------------------------
---------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)    |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
---------------------------------------------------------------------------
             --------------------------------------------------------------
             7   SOLE VOTING POWER
                              1
 NUMBER OF             680,722

             --------------------------------------------------------------
             --------------------------------------------------------------
   SHARES    8   SHARED VOTING POWER
BENEFICIALLY                 2
  OWNED BY             76,612
             --------------------------------------------------------------
             --------------------------------------------------------------
    EACH     9   SOLE DISPOSITIVE POWER
 REPORTING                    1
   PERSON              680,722
             --------------------------------------------------------------
             --------------------------------------------------------------
    WITH     10  SHARED DISPOSITIVE POWER
                             2
                       76,612
             --------------------------------------------------------------
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3
           757,334
---------------------------------------------------------------------------
---------------------------------------------------------------------------
12   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW  (11)  EXCLUDES  CERTAIN
     SHARES*    |X|3


---------------------------------------------------------------------------
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           10.3%
---------------------------------------------------------------------------
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

           IN
---------------------------------------------------------------------------

1 Includes 493,333 shares that may be acquired upon the exercise of currently exercisable stock options.

2 Includes 9,945 shares owned by The Jerry Finkelstein Foundation, Inc., of which Mr. Finkelstein is the sole director and President, and 66,667 shares owned by Mr. Finkelstein's wife.

3 Excludes 4,171,628 shares owned by other parties to a certain stockholders' agreement of which Mr. Finkelstein disclaims beneficial ownership. See Item 6 for a description of the stockholders' agreement and Mr. Finkelstein's options.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1--7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                                          SCHEDULE 13D

CUSIP No.  652484601                                  Page 3 of 11 Pages
---------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Shirley Finkelstein
---------------------------------------------------------------------------
---------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a) |X|
           (b) |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
3   SEC USE ONLY
---------------------------------------------------------------------------
---------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
---------------------------------------------------------------------------
---------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)    |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
---------------------------------------------------------------------------
             --------------------------------------------------------------
             7   SOLE VOTING POWER

 NUMBER OF
             --------------------------------------------------------------
             --------------------------------------------------------------
   SHARES    8   SHARED VOTING POWER
BENEFICIALLY                 1
  OWNED BY             66,667
             --------------------------------------------------------------
             --------------------------------------------------------------
    EACH     9   SOLE DISPOSITIVE POWER
 REPORTING
   PERSON
             --------------------------------------------------------------
             --------------------------------------------------------------
    WITH     10  SHARED DISPOSITIVE POWER
                             1
                       66,667
             --------------------------------------------------------------
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 2
           66,667
---------------------------------------------------------------------------
---------------------------------------------------------------------------
12   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW  (11)  EXCLUDES  CERTAIN
     SHARES*    |X|2


---------------------------------------------------------------------------
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           .98%
---------------------------------------------------------------------------
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

           IN
---------------------------------------------------------------------------

1  Voting power is shared with Jerry Finkelstein, Mrs. Finkelstein's husband.

2 Excludes 493,333 shares that may be acquired upon the exercise of currently exercisable stock options owned by Mrs. Finkelstein's husband and 4,368,962 shares owned by other parties to a certain stockholders' agreement (including 187,389 shares owned by Mrs. Finkelstein's husband and 9,945 shares owned by The Jerry Finkelstein Foundation, Inc., of which Mrs. Finkelstein's husband is the sole director and President) of which Mrs. Finkelstein disclaims beneficial ownership. See Item 6 for a description of the stockholders' agreement and Mr. Finkelstein's options.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1--7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                                          SCHEDULE 13D

CUSIP No.  652484601                                  Page 4 of 11 Pages
---------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The Jerry Finkelstein Foundation, Inc.
---------------------------------------------------------------------------
---------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) |X|
                                                                 (b) |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
3   SEC USE ONLY
---------------------------------------------------------------------------
---------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
---------------------------------------------------------------------------
---------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)    |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
---------------------------------------------------------------------------
             --------------------------------------------------------------
             7   SOLE VOTING POWER

 NUMBER OF
             --------------------------------------------------------------
             --------------------------------------------------------------
   SHARES    8   SHARED VOTING POWER
BENEFICIALLY                1
  OWNED BY             9,945
             --------------------------------------------------------------
             --------------------------------------------------------------
    EACH     9   SOLE DISPOSITIVE POWER
 REPORTING
   PERSON
             --------------------------------------------------------------
             --------------------------------------------------------------
    WITH     10  SHARED DISPOSITIVE POWER
                            1
                       9,945
             --------------------------------------------------------------
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                2
           9,945
---------------------------------------------------------------------------
---------------------------------------------------------------------------
12   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW  (11)  EXCLUDES  CERTAIN
     SHARES*    |X|2

---------------------------------------------------------------------------
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           .15%
---------------------------------------------------------------------------
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

           CO
---------------------------------------------------------------------------

1 Voting power is shared with Jerry Finkelstein, the sole director and President of the Foundation.

2 Excludes 493,333 shares that may be acquired upon the exercise of currently exercisable stock options owned by Mr. Finkelstein husband and 4,425,684 shares owned by other parties to a certain stockholders' agreement (including 187,389 shares owned by Mr. Finkelstein and 66,667 shares owned by Mr. Finkelstein's wife) of which the Foundation disclaims beneficial ownership. See Item 6 for a description of the stockholders' agreement and Mr. Finkelstein's options.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1--7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

      Item 1.Security and Issuer.

           This statement relates to the common stock, $.01 par value, of News Communications, Inc., a Nevada corporation. The address of News Communication's principal executive office is 174-15 Horace Harding Expressway, Fresh Meadows, New York 11365.


      Item 2.Identity and Background.

           (a) This statement is being filed on behalf of Jerry Finkelstein, Shirley Finkelstein and The Finkelstein Foundation, Inc. (collectively, the "Finkelstein Group").

           (b) Mr. Finkelstein's business address and the address of The Finkelstein Foundation is 10 East 40th Street, Suite 1308, New York, NY. Mrs. Finkelstein resides at The Carlyle Hotel, 35 East 76th Street, New York, NY 10021.

           (c) Mr. Finkelstein is a private investor. Mr. Finkelstein is also the Chairman of the Board of Directors and a Director of the Issuer and an officer and/or director of various of the Issuer's subsidiaries. The Finkelstein Foundation, Inc. is charitable foundation of which Mr. Finkelstein is the sole director and President.

           (d-e)During the last five years, Mr. Finkelstein has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


      Item 3.Source and Amount of Funds or Other Consideration.

           Purchases by the Finkelstein Group were made with personal funds, except for Mr. Finkelstein's options which were granted for his services to the Issuer as Chairman of the Board.


      Item 4.Purpose of Transaction.

           All  securities   reported   hereunder  have  been  acquired  by  the
Finkelstein Group in order to obtain an equity position in the Issuer for investment purposes. Depending upon market conditions and other factors that each member of the Finkelstein Group may deem material to his, her or its investment decisions, he, she or it may acquire additional securities of the Issuer in the open market, in private transactions or by any other permissible means, although, except for the Subscription Agreement and the Stock Option Agreement described in Item 6, such person has no present intention to do so.

           None of the purchases by the Finkelstein Group were made for the purposes of acquiring control of the Issuer. However, under the terms of the Stockholders' Agreement described in Item 6, the Finkelstein Group has agreed to vote its shares so as to elect nominees constituting the entire Board of Directors for as long as Steven Farbman ("Farbman") is the President and Chief Executive Officer of the Issuer and, in certain circumstances, has agreed to sell its shares or cause the sale of Farbman's shares in an agreed upon manner which may, in the future, result in a change in control of the Issuer.

           By virtue of the ownership of the Stockholders identified in Item 6, the Finkelstein Group and the other Stockholders will control the election of all of the members of the Board of Directors of the Issuer. See Item 6. Except as set forth above, none of the members of the Finkelstein Group has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


      Item 5.Interest in Securities of the Issuer.

     (a-b) As of August 1, 1999, Mr. Finkelstein, Mrs. Finkelstein and The Finkelstein Foundation, Inc. owned 757,334 shares, or 10.3%, of the Issuer's common stock based on the number of shares outstanding as reported in the Issuer's Form 10-QSB for the quarter ended May 31, 1999 plus the 250,000 shares of common stock issued to Farbman on July 28, 1999. Of the shares owned by the Finkelstein Group, (i) Mr. Finkelstein has sole voting and dispositive power over 680,722 shares (including options to purchase 434,444 shares of common stock owned by Mr. Finkelstein), (ii) Mr. Finkelstein and his wife share voting and dispositive power over 66,667 shares owned by the Mrs. Finkelstein and (iii) Mr. Finkelstein and The Finkelstein Foundation, Inc. share voting and dispositive power over 9,945 shares owned by The Finkelstein Foundation.

     By virtue of having entered into the Stockholders' Agreement, each of Mr. Finkelstein, Mrs. Finkelstein and The Finkelstein Foundation, Inc. may be deemed under Rule 13d-3 and Rule 13d-5 promulgated under the Exchange Act to be a member of a group with the Stockholders described in Item 6. However, under the Stockholders' Agreement, Mr. Finkelstein, Mrs. Finkelstein and The Finkelstein Foundation, Inc. sole voting power with respect to such shares. Accordingly, pursuant to Rule 13d-4 promulgated under the Exchange Act, the Finkelstein Group expressly disclaims beneficial ownership of the shares beneficially owned by the other Stockholders and that the filing of this Statement on Schedule 13D shall not be construed as an admission that any member of the Finkelstein Group is the beneficial owner, under Section 13(d) or 13(g) of the Exchange Act, of the shares beneficially owned by the other Stockholders.

           (c) Mr. Finkelstein has not effected any other transaction in shares of News Communications' common stock during the past 60 days, although he may acquire shares upon exercise of his options until July 28, 2004. See Item 6.

           (d) Not applicable.

           (e)  Not applicable

      Item 6.Contracts,    Arrangements,    Understandings    or
             Relationships  With  Respect  to  Securities  of  the
             Issuer.

           On July 28, 1999, the Finkelstein Group entered into a certain Stockholders' Agreement (the "Stockholders' Agreement") by and among the Issuer; Wilbur L. Ross, Jr. ("Ross"); Melvyn I. Weiss and The M&B Weiss Family Partnership (the "Weiss Group"); J. Morton Davis, D.H. Blair Investment Banking Corp., Rivkalex Corporation and Rosalind Davidowitz (collectively, the "Davis Group"); and Farbman (each member of the Finkelstein Group, Ross, the Davis Group and the Weiss Group and Farbman, individually, a "Stockholder" and collectively the "Stockholders"). The Stockholders' Agreement is listed as
Exhibit 1 to Item 7 and the terms thereof are incorporated herein by reference.

           Under the terms of the Stockholders' Agreement, for so long as Farbman is President and Chief Executive Officer of the Issuer, the Stockholders have agreed to act to reduce the size of the Issuer's Board of Directors to, and to maintain the size of the Board at, 9 members. The Stockholders have also agreed to vote their Shares so as to elect as directors of the Issuer (i) Mr. Finkelstein; (ii) two persons designated by Ross, one of whom shall initially be Ross and the other of whom shall initially be Robert Nederlander; (iii) three persons designated by Farbman, one of whom shall be Farbman, one of whom shall initially be Steven Price and one of whom shall initially be Michael Schenkler;
(iv) one person to be designated by the Weiss Group who shall initially be Gary Weiss; (v) one person to be designated by the Davis Group who shall initially be Martin A. Bell; and (vi) one person to be designated by the Davis Group, the Weiss Group and the Finkelstein Group acting jointly who shall initially be Martin Mendelson. As a result of the Stockholders' Agreement and the collective ownership by the Stockholders of more than 66% of the Issuer's common stock, upon the receipt of resignations from the existing Board members who are not being designated for election as directors of the Issuer as described above, the Stockholders will control the election of the members of the entire Board of Directors.

           In addition, the Stockholders' Agreement provides for the disposition of shares of the Issuer's Common Stock under certain circumstances in a specified manner. The Finkelstein Group, individually or with any other Stockholder, may not sell, other than in open market transactions, 20% or more of the Issuer's common stock on a fully diluted basis unless the shares are first offered to Farbman. Conversely, subject to Farbman's first refusal right, if the Finkelstein Group or any other Stockholders seek to sell shares representing 50% or more of the Issuer's outstanding common stock on a fully diluted basis, such Stockholders may force Farbman to sell some or all of his shares in the disposition.

     On July 27, 1999, upon approval by the Issuer's Board of Directors, the Issuer granted Mr. Finkelstein options to purchase 200,000 shares of its common stock at an exercise price of $2.25 per share. Such options are immediately exercisable and will expire on July 28, 2004. In addition, the Issuer extend the termination date of Mr. Finkelstein's 193,333 then existing stock options to July 28, 2004. Of such options, 50,000 were to expire on August 12, 1999, 3,333 were to expire on August 17, 1999, 16,667 were to expire on November 7, 1999, 116,667 were to expire on June 22, 2000, 3,333 were to expire on August 17, 2000 and 3,333 were to expire on August 17, 2001. All such options are immediately exercisable.

     Finally, on July 28, 1999, D.H. Blair Investment Banking Corp. granted Mr. Finkelstein an option to purchase 100,000 shares of the Issuer's common stock owned by D.H. Blair at an exercise price of $2.25 per share. The option is immediately exercisable and will expire on July 29, 2004. The D.H. Blair Option Agreement is included as Exhibit 2 to Item 7 and the terms thereof are incorporated herein by reference.

     Except as set forth above in this Item 6, none of Mr. Finkelstein, Mrs. Finkelstein or The Finkelstein Foundation, Inc. has entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

          The foregoing description of each of the agreements incorporated by reference into this Item 6 are qualified by reference to the actual agreement attached as an exhibit to this Schedule.

      Item 7.Material to be Filed as Exhibits.

           The following are filed herewith as Exhibits:

           Exhibit             Description
           -------             -----------

           1 Stockholders' Agreement dated July 28, 1999 by and among News Communications, Inc., Jerry Finkelstein, The Finkelstein Foundation, Inc., Shirley Finkelstein, Wilbur L. Ross, Jr.; Melvyn I. Weiss, M&B Weiss Family
                     Partnership,   J.  Morton  Davis,  D.H.  Blair
                     Investment Banking Corp., Rivkalex Corporation, Rosalind Davidowitz, and Steven Farbman. (1)

           2 Stock Option Agreement dated July 28, 1999 by and between D.H. Blair Investment Banking Corp. and Jerry Finkelstein.
      --------------------------------

      (1) Incorporated by reference from the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 9, 1999.

                                    SIGNATURE

           After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

      Dated:  August 9, 1999



                                   /s/ Jerry Finkelstein
                                    Jerry Finkelstein



                                   /s/ Shirley Finkelstein
                                    Shirley Finkelstein


                               The Finkelstein Foundation, Inc.



                               By:  /s/ Jerry Finkelstein
                                    Jerry Finkelstein
                                    President

                                                          Exhibit 2
                      STOCK OPTION AGREEMENT


           AGREEMENT made as of the 28th day of July, 1999 by and between D.H. Blair Investment Banking Corp., having its executive offices at 44 Wall Street, New York, NY 10005 ("Blair"), and JERRY FINKELSTEIN, residing at The Carlyle Hotel, Room 1907, 35 East 76th Street, New York, NY 10021 ("Finkelstein").


                        W I T N E S S E T H:

           WHEREAS, Finkelstein desires to acquire from Blair, and Blair desires to grant to Finkelstein, an option to purchase 100,000 shares of common stock of News Communications, Inc. (the "Company") owned by Blair.

           NOW, THEREFORE, for $10.00 and other good and valuable consideration, the sufficiency and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

           1. Grant of Option. Upon the terms and subject to the conditions set forth herein, Blair hereby grants to Finkelstein the right and option (the "Option") to purchase 100,000 shares of the Company's common stock at an exercise price of $2.25 per share. Finkelstein may exercise all or part of the Option any time and from time to time until July 28, 2004.

           2. Method of Exercising Option. Finkelstein may exercise the Option by delivering to Blair (i) a written notice stating the number of shares of common stock that Finkelstein has elected to purchase at that time from Blair and (ii) full payment of the purchase price of the shares of common stock then to be purchased. Payment of the purchase price for the shares of common stock upon any exercise of the Option may be made by certified or bank cashier's check payable to the order of Blair or by wire transfer subject to the instructions of Blair, together with such amount as Blair shall, in its sole discretion, deem necessary to satisfy any tax obligation arising by reason of the transfer of such shares of common stock.

           3. Issuance of Common Stock upon Exercise of Option. As promptly as practicable after receipt of such written notification of Finkelstein's election to exercise the Option and full payment of such purchase price, Blair shall transfer to Finkelstein the number of shares of common stock with respect to which the Option has been so exercised and shall deliver to Finkelstein a certificate or certificates therefor, duly endorsed in blank or accompanied by appropriate stock powers in Finkelstein's name.

           4. Securities Law Acknowledgments. Finkelstein acknowledges that the shares of common stock issued upon exercise of the Option may not be registered under applicable securities laws, that such shares of common stock purchased upon the exercise of the Option must be held indefinitely unless subsequently registered under the applicable securities laws or unless an exemption therefrom is available. The shares of common stock issued pursuant to the terms of this Agreement shall represent fully paid and nonassessable shares of common stock.

           5. Transferability. The Option may be transferred by Finkelstein only to a member of Finkelstein's immediate family or pursuant to applicable laws of descent and distribution.

           6. Rights as Stockholder. Finkelstein shall have no rights as a stockholder with respect to any share of common stock covered by the Option until Finkelstein shall have become the holder of record of such share of common stock, and no adjustment shall be made for dividends or distributions or other rights in respect of such share of common stock for which the record date is prior to the date upon which Finkelstein shall become the holder of record thereof.

           7. Notice. Every notice or other communication relating to this Agreement shall be in writing and shall be mailed to or delivered to the party for whom it is intended at such address as may, from time to time, be designated in a notice mailed or delivered to the other party as herein provided; provided that, unless and until some other address be so designated, all notices or communications shall be mailed or delivered to the parties at their addresses first set forth above.

           8.  Entire   Agreement.   This  Agreement  sets  forth  the  complete
understanding of Blair and Finkelstein with respect to the subject matter hereof and supersedes all prior understandings, whether oral or written.

           9. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York (without giving effect to principles of conflicts of law).

           IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.


                                    D.H. BLAIR INVESTMENT BANKING CORP.


                               By:_____________________________________
                                      Name:
                                     Title:



                                    ------------------------------
                                    Jerry Finkelstein



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